DC

No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

[redacted]

04000866

January 9, 2004

Jeffrey R. Moreland
Executive Vice President Law
& Government Affairs and Secretary
Burlington Northern Santa Fe Corporation
2650 Lou Menk Drive
Forth Worth, TX 76161-2830

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-9-2004

Re: Burlington Northern Santa Fe Corporation
Incoming letter dated December 15, 2003

Dear Mr. Moreland:

This is in response to your letters dated December 15, 2003 and January 8, 2004 and concerning the shareholder proposal submitted to BNSF by Emil Rossi. We also have received letters on the proponent's behalf dated December 27, 2003 and January 2, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
JAN 16 2004
THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Ave, No. 205
Redondo Beach, CA 90278

934612

BNSF

Jeffrey R. Moreland
Executive Vice President Law & Government Affairs and Secretary

Burlington Northern Santa Fe Corporation

2650 Lou Menk Drive
Fort Worth, Texas 76161-2830
Telephone: 817/352-1350
Facsimile: 817/352-7111

RECEIVED 2003 DEC 15 PM 4:29 OFFICE OF CHIEF COUNSEL CORPORATION FINANCE

1934 Act/Rule 14a-8

December 15, 2003

By Messenger

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Burlington Northern Santa Fe Corporation – Shareholder Proposal Submitted by Emil Rossi

Dear Sir or Madam:

On behalf of Burlington Northern Santa Fe Corporation, and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on certain provisions of Rule 14a-8, we exclude a proposal submitted by Emil Rossi from our proxy materials for our 2004 annual meeting of shareholders, which we expect to file in definitive form on or about March 15, 2004.

On October 13, 2003, we received a shareholder proposal from Mr. Rossi for inclusion in our 2004 annual meeting proxy materials. The proposal (which, together with the accompanying statement in support, is attached as Exhibit A), reads as follows:

> RESOLVED: That the shareholders of our company request that our Board of Directors seek shareholder approval at the earliest subsequent shareholder election, for the adoption, maintenance or extension of any current or future poison pill. Once adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election.

Pursuant to Rule 14a-8(j), I have enclosed six copies of the proposal and this letter, which sets forth the grounds upon which we deem omission of the proposal to be proper. For your convenience, I have also enclosed a copy of the no-action letters referred to herein. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to the proponent to notify him of our intention to omit the proposal from our 2004 annual meeting proxy materials.

We believe that the proposal may be properly omitted from our proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. <u>The Proposal May Be Properly Omitted under Rule 14a-8(b)(1) as Mr. Rossi Failed to Provide Timely Evidence of His Ownership of $2,000 in Market Value of BNSF Stock</u>

We received Mr. Rossi's proposal on October 13, 2003. Correspondence accompanying Mr. Rossi's proposal indicated that the Rule 14a-8 requirements are "intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting." Mr. Rossi did not provide further evidence of ownership of BNSF stock. The correspondence from Mr. Rossi also designated John Chevedden and/or his designee to act on Mr. Rossi's behalf "in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting . . ." and stated that the company should "direct all future communication to Mr. John Chevedden" at an address that was given. A note to the shareholder proposal requested the company to advise within 14 days if it wanted help in locating references within the proposal. A review of the records of our transfer agent did not show Mr. Rossi as the record holder of any BNSF stock. Rule 14a-8(b)(2) requires a proponent who is not a record holder to establish ownership by either (i) providing a written statement from the record holder verifying that, at the time the proponent submitted the proposal, he continuously held his securities for at least one year or (ii) providing a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, if previously filed by the proponent, and certain other information. Mr. Rossi has not filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 in connection with the ownership of our common stock.

On October 24, 2003, 11 days after our receipt of Mr. Rossi's letter, we sent a letter via United Parcel Service to Mr. Chevedden, with a copy to Mr. Rossi, in which we informed Mr. Chevedden that Mr. Rossi had not satisfied the requirements of Rule 14a-8(b)(2), because Mr. Rossi had not submitted evidence that he had owned $2,000 worth of BNSF stock for one year by providing a letter from the record holder. (Exhibit B). United Parcel Service records indicate that the letter was received by Mr. Chevedden on October 30, 2003. We also requested that Mr. Chevedden provide support for the references made in the supporting statement.

On October 29 and 31, 2003, Mr. Chevedden faxed to us support for the references made in the supporting statement to the proposal. (Exhibits C and D). On November 7, Mr. Chevedden faxed to us a copy of Mr. Rossi's original letter, together with the proposal and supporting statement. At the bottom of Mr. Rossi's letter, Mr. Chevedden wrote:

> The attached shareholder proposal is submitted consistent with the above letter.
> Sincerely,
> John Chevedden November 7, 2003

Mr. Chevedden also crossed out the word "overrule" in the supporting statement and wrote "ignore." (Exhibit E). However, neither he nor Mr. Rossi provided the written statement we requested from the record holder of the common stock purportedly held by Mr. Rossi or any other evidence indicating that Mr. Rossi was the beneficial holder of $2,000 worth of BNSF stock for at least one year.

Rule 14a-8(f) provides that after receiving notice of a procedural deficiency, a proponent must provide a response postmarked within 14 days of the date of receipt. Because Mr. Rossi has failed to provide timely proof of his ownership of $2,000 in market value of our common stock, it is my opinion that the proposal he has submitted for inclusion in our 2004 annual meeting proxy materials may be properly excluded therefrom pursuant to Rule 14a-8(b)(1).

II. The Proposal May Be Properly Omitted under Rule 14a-8(i)(1) as It is Not a Proper Action for Our Shareholders

Under Rule 14a-8(i)(1), we may omit a shareholder proposal from our proxy materials "[i]f the proposal is not a proper subject for action by stockholders under the laws of the jurisdiction of the company's organization."

Mr. Rossi's proposal requests that our board seek shareholder approval of any current or future poison pill, but goes on to require that "removal" or "dilution" of the proposal "consistently be submitted to shareholder vote at the earliest subsequent shareholder election." Though it is inconsistent with the first sentence of the proposal, the second sentence appears to mandate that our board of directors submit any proposed shareholder rights plan (shareholder rights plans are often referred to as "poison pills") to our shareholders. Taking discretion from our board of directors in this manner is an improper action under the law of our jurisdiction of organization.

Our company is organized under the laws of the State of Delaware. Section 141(a) of the Delaware General Corporation Law provides that "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." This Section has been interpreted by Delaware courts to preclude shareholders from limiting the exercise of discretion by a board of directors in managing the business affairs of a corporation. *See* Paramount Communications, Inc. v. Time, Inc., 571 A.2d 1140, 1154 (Del. 1989) (stating that the board's fiduciary duty to manage a corporate enterprise may not be delegated to stockholders). Delaware courts have a long history of protecting a board's authority to manage a corporation. It is well established that the adoption and maintenance of a rights plan is within the many powers specifically within the directors' purview. See Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173, 181 (Del. 1986) (dealing with the adoption of defensive measures generally); Davis Acquisition, Inc. v. NWA, Inc., C.A. No. 10761, slip op. at 7 (Del. Ch. Apr. 25, 1989) (dealing with the adoption of rights plans specifically). Consistently, the Delaware courts have recognized that the adoption of a rights plan "is an appropriate exercise of managerial judgement...." Moran v. Household Int'l, Inc., 490 A.2d 1059, 1083 (Del. Ch.), aff'd, 500 A.2d 1346 (Del. 1985).

The Staff has frequently agreed that shareholder proposals that usurp the power of a board of directors of a company under applicable state law by mandating that certain actions be taken may be omitted from a company's proxy statement under Rule 14a-8(i)(1). See Advocat Inc. (April 15, 2003) (proposal requiring that a company terminate a shareholder rights plan could be omitted under Rule 14a-8(i)(1) unless recast as a recommendation); Mattel, Inc. (March 25, 2002) (a proposal from Mr. Chevedden requesting that the company adopt a bylaw to prevent it from enacting or maintaining any poison pill without approval from the shareholders could be omitted as it would cause the company to violate state law). The note to Rule 14a-8(i)(1) supports this application of the Rule, providing that certain proposals are often not considered proper under state law if they would be binding on the company if approved by shareholders. In addition, Staff Legal Bulletin No. 14 (July 13, 2001) provides that, "[w]hen drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1)." Because the proposal unequivocally directs our board to submit this matter to a vote of our shareholders, thereby divesting our board of discretion in this matter, it is not a proper action for shareholders under the laws of Delaware; therefore, it is my opinion, as counsel for the company, that the proposal may be excluded from our 2004 proxy materials pursuant to Rule 14a-8(i)(1).

III. The Proposal may be Properly Omitted Under Rules 14a-8(i)(3) and 14a-9 as it is Materially False or Misleading

Rule 14a-8(i)(3) under the Exchange Act permits the exclusion of a shareholder proposal if it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." This proposal and its supporting statement are materially false and misleading and therefore may be properly omitted from our proxy statement.

Mr. Rossi's proposal requests that our board of directors seek shareholder approval for "the adoption, maintenance or extension of any current or future" poison pill. We do not have a shareholder rights plan. The only rights plan ever enacted by our company was adopted in December 1999 in connection with our agreement to combine with Canadian National Railway Company. In July 2000, we and Canadian National announced the termination of the proposed combination. Subsequently, in December 2000, our Board voted to redeem the shareholder rights plan. Mr. Rossi's reference to "maintenance or extension of any current" poison pill suggests that we presently have a shareholder rights plan, which is not true. Use of these terms in the proposal is false and misleading.

Mr. Rossi's proposal is also internally inconsistent. In the first sentence it requests that our board seek shareholder approval of any current or future poison pill. But in the second sentence it provides that, "[o]nce adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election." It is not clear how our board of directors could "remove" or "dilute" the proposal after it was adopted. This provision appears to require that, if the proposal is adopted, the board not take any action regarding a shareholder rights plan without submitting it to a vote of our shareholders. As discussed above, mandating that our directors submit an issue to our shareholders would be a violation of Delaware law. The conflict between the two provisions of the proposal is also misleading. The first sentence gives our board of directors discretion in their ability to adopt a shareholder rights plan, but the second sentence does not. Shareholders voting on this proposal would likely be confused as to whether our board of directors would retain their authority in this regard.

In the first paragraph of his supporting statement, Mr. Rossi indicates that "[t]his topic won an overall 60% yes-vote at 79 companies in 2003." Further, under the heading "Council of Institutional Investors Recommendation," Mr. Rossi writes that "Based on 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote." In support of these statements, Mr. Rossi submitted an excerpt from the June-September Investor Responsibility Research Center Corporate Governance Bulletin, which contained a table showing the average voting results on certain corporate governance proposals. The table shows that proposals to "[r]edeem or vote on poison pill" received an average vote of 60% from 79 companies in 2003. In his supporting statement, Mr. Rossi writes that "this topic" won 60% approval in 2003, but the figure quoted by Mr. Rossi considered proposals that prospectively required a vote before or after adoption of a poison pill together with proposals to redeem an existing pill. Proposals to redeem an existing poison pill may have received higher votes than proposals to require a vote before adoption of a poison pill. Aggregating these numbers and quoting them without qualification gives the impression that proposals similar to that of Mr. Rossi received a potentially larger number of affirmative votes than actually received.

In the first paragraph of his supporting statement, Mr. Rossi also writes, "I do not see how our Directors object to this proposal because it gives our Directors the flexibility to overrule our shareholder vote if our Directors seriously believe they have a good reason." On November 7, Mr. Chevedden faxed to us a copy of the proposal and supporting statement in which he crossed out the word "overrule" and wrote "ignore." (Exhibit E). Mr. Rossi's proposal does not provide our directors with the flexibility suggested by this statement. As discussed above, the second sentence of the proposal appears to mandate that any shareholder rights plan be voted on by the shareholders. Even the first sentence of the proposal, which only requests that the board seek shareholder approval, does not have a "good reason" standard according to which our directors can "overrule" or "ignore" the vote of our shareholders, as suggested by Mr. Rossi in his supporting statement. Our shareholders could think that the proposal gives our directors a defined standard according to which a shareholder vote could or should be set aside where no such standard exists.

IV. <u>If the Proposal Is Included in Our Proxy Materials, the Proponent's Name May Be Omitted under Rule 14a-8(l)</u>

Mr. Rossi has included his name and address in the statement supporting his proposal. If we are not permitted to exclude Mr. Rossi's entire proposal for the reasons set forth above, it is my opinion that we may omit Mr. Rossi's name and address from our proxy statement pursuant to Rule 14a-8(l). Rule 14a-8(l) provides that a company may choose to omit the name and address of a proponent and number of shares held and instead include a statement that it will provide that information to shareholders promptly upon receiving an oral or written request for such information. The Staff has regularly permitted the exclusion of a proponent's name and address from a company's proxy materials, even where the proponent has included his name in the body of his supporting statement. See Sabre Holdings Corporation (March 20, 2003), Alaska Air Group, Inc. (March 13, 2001).

V. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if Mr. Rossi's proposal is omitted from our 2004 annual meeting proxy materials or, in the alternative, that we may omit the portions of his supporting statement described above.

To the extent that the reasons set forth in this letter are based on matters of law, this letter also constitutes an opinion of counsel pursuant to Rule 14a-8(j)(2)(iii). If the Staff has any questions or has formulated a response to my request, please contact Jeffrey T. Williams by telephone at (817) 352-3466 or by facsimile at (817) 352-2397.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,

Jeffrey R. Moreland / DSB

Jeffrey R. Moreland
Executive Vice President Law &
Government Affairs and Secretary

Enclosures
cc: John Chevedden
Emil Rossi

13125771 01703696

3 – Shareholder Voting Right on a Poison Pill

RESOLVED: That the shareholders of our company request that our Board of Directors seek shareholder approval at the earliest subsequent shareholder election, for the adoption, maintenance or extension of any current or future poison pill. Once adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election.

I do not see how our Directors object to this proposal because it gives our Directors the flexibly to overrule our shareholder vote if our Directors seriously believe they have a good reason. This topic won an overall 60% yes-vote at 79 companies in 2003. I believe majority shareholder votes are a strong signal of shareholder concern.

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Diluted Stock

An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

I believe our Directors may make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill on short notice, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Voting Right on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

Exhibit B

BNSF

JEFFREY T. WILLIAMS
Senior General Attorney

The Burlington Northern
and Santa Fe Railway Company

2500 Lou Menk Drive
Fort Worth, Texas 76131
Phone: 817/352-3466
Fax: 817/352-2397

October 24, 2003

VIA UPS

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Re: Shareholder Proposal

Dear Mr. Chevedden:

I am responding to the letter of Mr. Emil Rossi dated October 7, 2003, and received on October 13, 2003, to Burlington Northern Santa Fe Corporation (the "Company"). In his letter, Mr. Rossi indicated that you have been granted authority to act on Mr. Rossi's "behalf in shareholder matters, including [the] shareholder proposal" he included with his letter. This is to notify you, and Mr. Rossi, that Mr. Rossi has not satisfied the eligibility requirements explained in the answer to Question 2 to Securities and Exchange Commission ("SEC") Rule 14a-8 under the Securities Exchange Act of 1934.

Rule 14a-8(b) requires that to be eligible to submit a proposal that "you must have continuously held at least $2,000 in market value" of the Company's common stock "for at least one year by the date you submit your proposal." Evidence of this ownership might include, for example, a written statement from the record holder of your securities (usually a broker or a bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. The rule also requires you to submit a written statement asserting that you intend to continue ownership of your common stock through the date on which the Company's 2004 annual meeting of shareholders is held. Examination of our transfer agent's records do not demonstrate the requisite ownership for the shareholder proposal. Please provide us with such documentary support, postmarked or transmitted electronically, no later than 14 days from the date you receive this notification in order for your proposal to be eligible for inclusion in the Company's proxy materials.

In addition, Mr. Rossi, in his letter offered to provide the documents that support the statements made in the shareholder proposal and supporting statement. We have not been able to track these down and request that you provide those documents to us as soon as possible.

Thank you.

Very truly yours,

Jeffrey T. Williams
Senior General Attorney

cc: Mr. Emil Rossi
Mr. Jeffrey R. Moreland

Exhibit C

The Motley Fool
Fool.com

Previous Page

June 13, 1997

Tossing the Poison Pill
by Jim Surowiecki (Surowiecki)

In the 1980s, as corporate America was swept by merger- and- acquisitions fervor and the leveraged buyout (LBO) became the favored tool of raiders like Victor Posner, Carl Icahn, ~~and Ronald Perelman~~, corporations came up with a slew of tactics designed to frustrate hostile acquisitions. The tactics were all christened with vaguely poetic labels, testimony to the self-mythologizing that characterized so much of that world. Companies under assault would try to find a "white knight," an outside investor who would either acquire the company outright or buy enough shares to repel any hostile advances. Elaborate "golden parachute" clauses were written into managers' contracts, increasing the cost of any takeover. And "poison pill" plans were adopted, schemes in which any takeover attempt immediately allowed the company to issue millions of extra shares to existing shareholders, making it much more expensive to acquire the company.

In the context of the 1980s, when any number of LBOs resulted in the dismantling of profitable companies and the crippling of others with huge debt burdens, the embrace of schemes like the poison pill was understandable. But while these schemes did have the (perhaps) beneficial effect of making hostile takeovers more difficult, they also had the effect of making corporate management less accountable to shareholders. Takeover attempts only work, after all, if the offer put on the table represents a meaningful premium to the company's share price. What such an attempt signals, then, is generally -- though not always -- that management has created a situation in which the market is undervaluing the company. Shareholders' response to a takeover offer might be seen, in this context, as a kind of referendum on management -- the kind of referendum that management almost always wants to avoid.

The poison pill is, in a sense, the ideal tool for insulating management from real accountability because it works by giving existing shareholders a "right" they didn't previously have, namely the right to buy a certain number of new shares -- generally at a discounted price -- once a hostile acquirer has built up a sizeable stake of shares or announces intentions to do so. Take, as a simple example, SNYDER OIL (NYSE: SNY), which recently adopted such a plan. If any person or group acquires 20% or more of Snyder's stock, each shareholder -- other than the acquirer -- will have the right to buy for $70 common shares worth twice as much.

On the surface, this seems to represent a boon to shareholders, since they get to buy new shares at essentially a 50% discount (though many poison pill plans are not quite so generous). While the manner in which such a plan treats shareholders differently seems troubling -- the potential acquirer, who is a shareholder like any other, is the only one who doesn't get to buy the new shares -- for current shareholders poison pills often appear to be a license to print money.

The only difference, of course, is that what's being printed is not money but rather common stock, and in the long run issuing millions of shares without any corresponding increase in the company's profits is almost guaranteed to dilute the value of those shares. The term "poison pill," after all, was intended to evoke the somewhat suicidal quality of the maneuver. The plans make it impossible for companies to be acquired, but do so by making them so inflated in market cap -- though not in share price -- as to invite disaster.

Still, because poison pills protect management, and because they do so while embracing the rhetoric of "shareholder rights," more than a few corporations adopted them during the 1980s. In fact, over 1,800 public U.S. corporations have some form of a poison pill. What's interesting is that this has set the stage for a series of sharply contested battles over poison pills in the last year, battles that generally pit company management against shareholder activists anxious to abolish the plans. In the context of the ongoing attempt to make corporations more responsible to their owners, the struggle against poison pills is crucial, even if often for only symbolic reasons. By stripping away yet another of the multiple layers of insulation and mediation that have been built up between shareholders and management, the elimination of poison pills works to create an environment in which those who own the company are able to exercise real voice.

Needless to say, more than a few managers see things rather differently, and are spending a great deal of time trying to convince shareholders to keep -- or, in some cases, even to adopt -- poison pills. Their efforts, though, have been lent a great deal of urgency by the success that shareholder activists have had in getting resolutions to rescind the poison pills placed on proxy ballots. The fight over poison pills is taking place at shareholder meetings across the country, and it's a fight more often acrimonious and bitter than it is gentlemanly.

This spring, 20 different anti-poison pill resolutions were being considered by shareholders. Some of these resolutions called for the outright elimination of pills, others were non-binding resolutions asking the board to approve elimination, and still others required companies without pills to seek shareholder approval before adopting one. In April, shareholders at FLEMING (NYSE: FLM) voted on one such plan, and for the first time in history imposed a mandatory rule prohibiting a board from implementing a pill plan without prior approval. And in February, TRW (NYSE: TRW) agreed to drop its poison pill by the year 2000 or to get shareholder approval for its extension in exchange for the withdrawal of an anti-pill resolution that had been sponsored by the Operating Engineers union.

Perhaps the most striking victory for antipill advocates came just a month ago, when shareholders of COLUMBIA/HCA HEALTHCARE (NYSE: COL) voted overwhelmingly to eliminate a poison pill measure that the company had adopted -- without shareholder approval -- just four years earlier. The antipill resolution, initially proposed by a investment fund, was embraced strongly by the Service Employees International Union (SEIU), which represents many of Columbia's workers. SEIU conducted a mailing campaign in support of the resolution, arguing that any plan which could have a dramatic impact on shareholder value should, at the very least, be approved by shareholders. Tellingly, after the vote's outcome was made public -- 61% of the votes cast were in favor of eliminating the pill -- Columbia's CEO, Rick Scott, said that the resolution was nonbinding and that shareholders did not have the final say. "The board of directors," he said, "is not required to accept the decision of the shareholders on this issue." Just a few days later, though, the board in fact voted to accept that decision.

A similarly contentious struggle is currently underway at MAY DEPARTMENT STORES (NYSE: MAY), where Monday company management proclaimed victory in its fight against an antipill resolution, even as UNITE, the union which had sponsored the resolution, levied charges of voting fraud. May filed papers with the SEC that said 110 million votes were cast against the resolution and 82 million votes were cast in favor. But 50 million of the votes cast came from proxy cards that the company had sent out before the antipill resolution was on the ballot. These proxies, which the company has called "discretionary," were used by the company to vote against the antipill resolution unless shareholders later filed an amended card. Astonishingly, the company has admitted its actions but insists that the vote is still valid. UNITE has filed suit to have the discretionary proxies tossed out.

Both Scott's comments and May's tactics are emblematic of the lengths to which management will go in order to protect its prerogatives. It's no coincidence, in that sense, that unions have been the driving force behind the antipill movement, since labor has a clear interest in ensuring that managers are responsible to someone other than themselves. What's most impressive about the antipill resolutions, though, is just how popular they are. According to a study by the Investor Responsibility Research Center cited by the Wall Street Journal, over the last three years these resolutions have garnered the highest percentage of shareholder votes of any resolutions offered. One reason unions like them, in fact, is that they create the possibility for meaningful alliances with other institutional investors.

At its heart, what's refreshing about the fight over poison pills is that it is a fight over democracy in the corporation. Putting poison pills to a vote is a way, then, of affirming the central role that shareholders should play in the life of a corporation, and eliminating the poison pill is a way of ensuring that management faces the same accountability that other workers do. There are often reasons that hostile takeovers should fail. But anti-democratic schemes designed to flood the market with diluted stock are not one of them.

Previous Page

COUNCIL of INSTITUTIONAL INVESTORS

Corporate Governance Policies

The Council of Institutional Investors' corporate governance policies establish goals and guidelines for the effective governance of publicly traded corporations. The policies include fundamental core policies that the Council believes should be implemented by all companies, general principles of shareholder rights and board accountability, and a number of more general position statements on various corporate governance issues. It is the Council's hope that corporate boards will meet or exceed these standards and adopt similarly appropriate additional policies to best protect shareholders' interests.

The Council believes that all publicly traded companies and their shareholders and other constituencies benefit from written, disclosed governance procedures and policies. Although the Council believes that the meaningful oversight a board provides may owe most, on a routine basis, to the quality and commitment of the individuals on that board, policies also play an important governance role. Policies can help an effective board perform optimally in both routine and difficult times, and policies can help individual directors and shareholders address problems when they arise.

The Council supports corporate governance initiatives that promote responsible business practices and good corporate citizenship. The Council believes that the promotion, adoption and effective implementation of guidelines for the responsible conduct of business and business relationships are consistent with the fiduciary responsibility of protecting long-term investment interests.

Consistent with their fiduciary obligations to their limited partners, the general partners of venture capital, buyout and other private equity funds should use appropriate efforts to encourage the companies in which they invest to adopt long-term corporate governance provisions that are consistent with the Council's Core Policies, General Principles and Positions or other comparable governance standards. (Click here for a copy of a sample letter addressing this issue that institutional investors may send to general partners of venture capital, buyout and other types of private equity funds.)

Council policies bind neither members nor corporations. They are designed to provide guidelines that the Council has found to be appropriate in most situations. Most of the following policies have withstood the test of over a decade of corporate experience. But members are aware that situations vary and Council members only raise policy issues in particular situations when underlying facts warrant.

CORE POLICIES

1. All directors should be elected annually by confidential ballots counted by independent tabulators. Confidentiality should be automatic and permanent and apply to all ballot items. Rules and practices concerning the casting, counting and verifying of shareholder votes should be clearly disclosed.
2. At least two-thirds of a corporation's directors should be independent. A director is deemed independent if his or her only non-trivial professional, familial or financial connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship. (See explanatory notes.)
3. A corporation should disclose information necessary for shareholders to determine whether each director qualifies as independent, whether or not the disclosure is required by state or federal law. To assist shareholders in making these determinations, corporations should disclose all financial or business relationships with and payments to directors and their families and all significant

payments to companies, non-profits, foundations and other organizations where company directors serve as employees, officers or directors. (See explanatory notes for the types of relationships that should be disclosed.)

4. Companies should have audit, nominating and compensation committees. All members of these committees should be independent. The board (rather than the CEO) should appoint committee chairs and members. Committees should have the opportunity to select their own service providers. Some regularly scheduled committee meetings should be held with only the committee members (and, if appropriate, the committee's independent consultants) present. The process by which committee members and chairs are selected should be disclosed to shareholders.
5. A majority vote of common shares outstanding should be required to approve major corporate decisions concerning the sale or pledge of corporate assets which would have a material effect on shareholder value. A sale or pledge of assets will automatically be deemed to have a material effect on shareholder value if the value of the assets at the time of sale or pledge exceeds 10 percent of the assets of the company and its subsidiaries on a consolidated basis.

GENERAL PRINCIPLES

A. Shareholder Voting Rights

1. Each share of common stock, regardless of class, should have one vote. Corporations should not have classes of common stock with disparate voting rights. Authorized unissued common shares that have voting rights to be set by the board should not be issued without shareholder approval.
2. Shareholders should be allowed to vote on unrelated issues individually. Individual voting issues, particularly those amending a company's charter, bylaws, or anti-takeover provisions, should not be bundled.
3. A majority vote of common shares outstanding should be sufficient to amend company bylaws or take other action requiring or receiving a shareholder vote.
4. Broker non-votes and abstentions should be counted only for purposes of a quorum.
5. A majority vote of common shares outstanding should be required to approve major corporate decisions including:
    1. the corporation's acquiring, other than by tender offer to all shareholders, 5 percent or more of its common shares at above-market prices;
    2. provisions resulting in or being contingent upon an acquisition other than by the corporation of common shares having on a pro forma basis 20 percent or more of the combined voting power of the outstanding common shares, or a change in the ownership of 20 percent or more of the assets of the corporation, or other provisions commonly known as shareholder rights plans, or poison pills;
    3. abridging or limiting the rights of common shares to (i) vote on the election or removal of directors or the timing or length of their term of office, or (ii) make nominations for directors or propose other action to be voted on by shareholders, or (iii) call special meetings of shareholders or take action by written consent or affect the procedure for fixing the record date for such action;
    4. permitting or granting any executive or employee of the corporation upon termination of employment, any amount in excess of two times that person's average annual compensation for the previous three years; and
    5. provisions resulting in the issuance of debt to a degree that would excessively leverage the company and imperil the long-term viability of the corporation.

6. Shareholders should have the opportunity to vote on all equity-based compensation plans that include any director or executive officer of the company. Shareholders should also have the opportunity to vote on any equity-based compensation plan where the number of reserved shares, together with the company's outstanding equity-based awards and shares available for grant, may have a material impact on the capital structure of the company and the ownership interests of its shareholders. Generally, five percent dilution represents a material impact, requiring a shareholder vote
7. Companies should provide access to management proxy materials for a long-term investor or group of long-term investors owning in aggregate at least 5 percent of a company's voting stock to nominate less than a majority of the directors. Eligible investors must have owned the stock for at least three years. Company proxy materials and related mailings should provide equal space and equal treatment of nominations presented by qualifying investors.

B. Shareholder Meeting Rights

1. Corporations should make shareholders' expense and convenience primary criteria when selecting the time and location of shareholder meetings.
2. Appropriate notice of shareholder meetings, including notice concerning any change in meeting date, time, place or shareholder action, should be given to shareholders in a manner and within time frames that will ensure that shareholders have a reasonable opportunity to exercise their franchise.
3. All directors should attend the annual shareholders' meeting and be available, when requested by the chair, to answer shareholder questions.
4. Polls should remain open at shareholder meetings until all agenda items have been discussed and shareholders have had an opportunity to ask and receive answers to questions concerning them.
5. Companies should not adjourn a meeting for the purpose of soliciting more votes to enable management to prevail on a voting item. Extending a meeting should only be done for compelling reasons such as vote fraud, problems with the voting process or lack of a quorum.
6. Companies should hold shareholder meetings by remote communication (so-called electronic or "cyber" meetings) only as a supplement to traditional in-person shareholder meetings, not as a substitute.
7. Shareholders' rights to call a special meeting or act by written consent should not be eliminated or abridged without the approval of the shareholders. Shareholders' rights to call special meetings or to act by written consent are fundamental ones; votes concerning either should not be bundled with votes on any other matters.
8. Corporations should not deny shareholders the right to call a special meeting if such a right is guaranteed or permitted by state law and the corporation's articles of incorporation.

C. Board Accountability to Shareholders

1. Corporations and/or states should not give former directors who have left office (so-called "continuing directors") the power to take action on behalf of the corporation.
2. Boards should review the performance and qualifications of any director from whom at least 10 percent of the votes cast are withheld.
3. Boards should take actions recommended in shareholder proposals that receive a majority of votes cast for and against. If shareholder approval is required for the action, the board should submit the proposal to a binding vote at the next shareholder meeting. This policy does not apply if the resolution requested the sale of the company and within the past six months the board retained an investment banker to seek buyers and no potential buyers

were found.

4. Directors should respond to communications from shareholders and should seek shareholder views on important governance, management and performance matters.
5. All companies should establish a mechanism by which shareholders with non-trivial concerns could communicate directly with the independent directors. At a minimum, there should be an open meeting in connection with the company's annual meeting (before or after) in which shareholders could ask questions and communicate their concerns to the independent directors.
6. Companies should disclose individual director attendance figures for board and committee meetings. Disclosure should distinguish between in-person and telephonic attendance. Excused absences should not be categorized as attendance.

D. Director and Management Compensation

1. Annual approval of at least a majority of a corporation's independent directors should be required for the CEO's compensation, including any bonus, severance, equity-based and/or extraordinary payment.
2. Absent unusual and compelling circumstances, all directors should own company common stock, in addition to any options and unvested shares granted by the company.
3. Directors should be compensated only in cash or stock, with the majority of the compensation in stock.
4. Boards should award chief executive officers no more than one form of equity-based compensation.
5. Unless submitted to shareholders for approval, no "underwater" options should be repriced or replaced, and no discount options should be awarded.
6. Change-in-control provisions in compensation plans and compensation agreements should be "double-triggered," stipulating that compensation is payable only (1) after a control change actually takes place and (2) if a covered executive's job is terminated as a result of the control change.
7. Companies should disclose in the annual proxy statement whether they have rescinded and re-granted options exercised by executive officers during the prior year or if executive officers have hedged (by buying puts and selling calls or employing other risk-minimizing techniques) shares awarded as stock-based incentive or acquired through options granted by the company. Such practices reduce the risk of stock-based incentive compensation awarded to executive officers and should be disclosed to shareholders.
8. Since stock options granted to employees, directors and non-employees are compensation and have a cost, companies should include these costs as an expense on their reported income statements with appropriate valuation assumptions disclosed.

POSITIONS

A. Board Shareholder Accountability

1. Shareholders' right to vote is inviolate and should not be abridged.
2. Corporate governance structures and practices should protect and enhance accountability to, and equal financial treatment of, shareholders. An action should not be taken if its purpose is to reduce accountability to shareholders.
3. U.S. companies should not reincorporate offshore because corporate governance structures there are weaker and therefore reduce management accountability to shareholders.

4. Shareholders should have meaningful ability to participate in the major fundamental decisions that affect corporate viability.
5. Shareholders should have meaningful opportunities to suggest or nominate director candidates.
6. Shareholders should have meaningful opportunities to suggest processes and criteria for director selection and evaluation.
7. Directors should own a meaningful position in company common stock, appropriate to their personal circumstances.
8. Absent compelling and stated reasons, directors who attend fewer than 75 percent of board and board-committee meetings for two consecutive years should not be renominated.
9. Boards should evaluate themselves and their individual members on a regular basis. Board evaluation should include an assessment of whether the board has the necessary diversity of skills, backgrounds, experiences, ages, races and genders appropriate to the company's ongoing needs. Individual director evaluations should include high standards for in-person attendance at board and committee meetings and disclosure of all absences or conference call substitutions.

B. Board Size and Service

1. A board should neither be too small to maintain the needed expertise and independence, nor too large to be efficiently functional. Absent compelling, unusual circumstances, a board should have no fewer than 5 and no more than 15 members. Shareholders should be allowed to vote on any major change in board size.
2. Companies should set and publish guidelines specifying on how many other boards their directors may serve. Absent unusual, specified circumstances, directors with full-time jobs should not serve on more than two other boards. If the director is a currently serving CEO, he or she should only serve as a director of one other company, and do so only if the CEO's own company is in the top half of its peer group. No person should serve on more than five for-profit company boards.

C. Board Meetings and Operations

1. Directors should be provided meaningful information in a timely manner prior to board meetings. Directors should be allowed reasonable access to management to discuss board issues.
2. Directors should be allowed to place items on board agendas.
3. Directors should receive training from independent sources on their fiduciary responsibilities and liabilities. Directors have an affirmative obligation to become and remain independently familiar with company operations; directors should not rely exclusively on information provided to them by the CEO to do their jobs.
4. The board should hold regularly scheduled executive sessions without the CEO or staff present. The independent directors should also hold regularly scheduled in-person executive sessions without non-independent directors and staff present.
5. If the CEO is chairman, a contact director should be specified for directors wishing to discuss issues or add agenda items that are not appropriately or best forwarded to the chair/CEO.
6. The board should approve and maintain a CEO succession plan.
7. Auditor Independence Policy:
    - An external auditor should not perform any non-audit services for its audit clients, except (1) services that are required by statute or regulation to be performed by a company's external auditor, such as attest services, (2) services related to tax return preparation, provided that such services should not include (a) the provision

of advice regarding the structuring or any transaction, (b) serving as the company's advocate or representative in the tax audit process, (c) unless, however, these services are in connection with acquisitions or divestitures of company subsidiaries or businesses, (3) accounting and tax services provided in connection with an acquisition or divestiture. Under no circumstances should a company's external auditor provide (1) non-audit services currently prohibited by SEC regulation, (2) financial information systems design or implementation services, (3) internal audit consulting services, or (4) management consulting services.

- To ensure that the provision of permitted non-audit services does not compromise the external auditor's independence, a company's management and the audit committee of the board of directors should formulate an auditor independence policy; compliance should be monitored by the board of directors. The audit committee should be composed exclusively of directors who are independent under the definition set forth in these Core Policies and Principles and its pre-approval should be required for any contract for non-audit services in excess of $50,000 to be entered into with the company's external auditor.
- To permit shareholders to monitor the provision of non-audit services, the company should disclose in its proxy statement the auditor independence policy and the fees paid by the company for each category of non-audit services. The proxy statement should also include a copy of the audit committee charter, contain a statement by the audit committee that it has complied with the duties outlined in the charter, confirm that the audit committee pre-approved contracts for non-audit services as described above, and contain a statement by the audit committee that it believes that the external auditor's independence has not been impaired by the audit firm's provision of permitted non-audit services.
- In engaging the external auditor's services, the audit committee or the full board, not the company, should be designated as the auditor's client. The full board or the audit committee should seek competitive bids for the external audit engagement no less frequently than every five years.

D. Compensation

1. Pay for directors and managers should be indexed to peer or market groups, absent unusual and specified reasons for not doing so. Boards should consider options with forward contracts to align managers' interests with shareholders'.

EXPLANATORY NOTES TO CORE POLICIES

(INDEPENDENT DIRECTOR DEFINITION)

An independent director is someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship.

NOTES: Independent directors do not invariably share a single set of qualities that are not shared by non-independent directors. Consequently no clear rule can unerringly describe and distinguish independent directors. However, members of the Council of Institutional Investors believe that the promulgation of a narrowly drawn definition of an independent director (coupled with a policy specifying that at least two-thirds of board members should meet this standard) is in the corporation's and all shareholders' ongoing financial interest because:

- independence is critical to a properly functioning board,
- certain clearly definable relationships pose a threat to a director's unqualified independence in a sufficient number of cases that they warrant advance identification,
- the effect of a conflict of interest on an individual director is likely to be almost impossible to detect, either by shareholders or other board members, and,
- while an across-the-board application of any definition to a large number of people will inevitably miscategorize a few of them, this risk is sufficiently small that it is far outweighed by the significant benefits.

Stated most simply, an independent director is a person whose directorship constitutes his or her only connection to the corporation. The definition approved by members of the Council contains this basic formulation. It then adds to it a list of the relationships members believe pose the greatest threat to a director's independence. The existence of any such relationship will remove a director from the independent category.

The following notes are supplied to give added clarity and guidance in interpreting the specified relationships.

A director will not generally be considered independent if he or she:

1. is, or in the past five years has been, employed by the corporation or an affiliate in an executive capacity;

   NOTES: The term "executive capacity" includes the chief executive, operating, financial, legal and accounting officers of a company. This includes the president, treasurer, secretary, controller and any vice-president who is in charge of a principal business unit, division or function (such as sales, administration or finance) or performs a major policymaking function for the corporation.

   An "affiliate" relationship is established if one entity either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote more than 25 percent of the equity interest in another, unless some other person, either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote a greater percentage of the equity interest. For these purposes, equal joint venture partners meet the definition of an affiliate, and officers and employees of equal joint venture enterprises are considered affiliated.

   Affiliates include predecessor companies. A "predecessor" of the corporation is a corporation that within the last ten years represented more than 80 percent of the corporation's sales or assets when such predecessor became part of the corporation. Recent merger partners are also considered predecessors. A recent merger partner is a corporation that directly or indirectly became part of the corporation or a predecessor within the last ten years and represented more than 50 percent of the corporation's or predecessor's sales or assets at the time of the merger.

   A subsidiary is an affiliate if it is at least 80 percent owned by the corporation and accounts for 25 percent of the corporation's consolidated sales or assets.

2. is, or in the past five years has been, an employee or owner of a firm that is one of the corporation's or its affiliate's paid advisers or consultants;

   NOTES: Advisers or consultants include, but are not limited to, law firms, accountants, insurance companies and banks.

3. is, or in the past five years has been, employed by a significant customer or supplier;

NOTES: A director shall be deemed to be employed by a significant customer or supplier if the director:

– is, or in the past five years has been, employed by or has had a five percent or greater ownership interest in a supplier or customer where the sales to or by the corporation represent more than one percent of the sales of the customer or supplier or more than one percent of the sales of the corporation,

– is, or in the past five years has been, employed by or has had a five percent or greater ownership interest in one of the corporation's debtors or creditors where the amount owed exceeds one percent of the corporation's or the third party's assets,

Ownership means beneficial or record ownership, not custodial ownership.

a. has, or in the past five years has had, a personal services contract with the corporation, its chairman, CEO or other executive officer or any affiliate of the corporation;

NOTES: Council members believe that even small personal services contracts, no matter how formulated, can threaten a director's complete independence. This includes any arrangement under which the director borrows or lends money to the corporation at rates better (for the director) than those available to normal customers – even if no other services from the director are specified in connection with this relationship.

b. is, or in the past five years has been, an employee, officer or director of a foundation, university or other non-profit organization that receives significant grants or endowments from the corporation or one of its affiliates;

NOTES: This relationship includes that of any director who is, or in the past five years has been, an employee, officer or director of a non-profit organization to which the corporation or its affiliate gives more than $100,000 or one percent of total annual donations received (whichever is less), or who is, or in the past five years has been, a direct beneficiary of any donations to such an organization.

c. is, or in the past five years has been, a relative of an executive of the corporation or one of its affiliates;

NOTES: Relatives include spouses, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, aunts, uncles, nieces, nephews and first cousins. Executives include those serving in an "executive capacity."

and

d. is, or in the past five years has been, part of an interlocking directorate in which the CEO or other executive officer of the corporation serves on the board of another corporation that employs the director.

Approved 3/25/02

1730 Rhode Island Avenue, NW, Suite 512, Washington DC 20036
Tel: 202.822.0800 FAX: 202.822.0801

Exhibit D

Search - Finance Home - Yahoo! - Help

Post-it® Fax Note 7671	Date 10-30-03 # of pages ▸
To Jeffrey Williams	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 817-352-2397	Fax #

Welcome,

Financial News

Enter symbol(s) [ ] Bas

Related Quotes

AAPL	19.71	-0.28	News
AMD	7.60	-0.02	News
BRCM	21.26	-0.16	News
CIEN	5.53	+0.03	News
EDS	22.16	-0.02	News
LLTC	37.64	-0.01	News
MCO	52.27	+0.11	News
ORCL	12.09	-0.04	News
PCAR	81.64	+0.77	News
PSFT	16.62	-0.08	News
SANM	8.19	+0.06	News
WAG	30.29	-0.01	News

View Detailed Quotes
Delayed 20 mins
Quote data provided by Reuters

Related News Stories

- After the Bell-Tech stocks mixed on light volume - Reuters (Fri Aug 15)
- UPDATE - Post-9/11 steps help business computers in outage - Reuters (Fri Aug 15)
- Marketing Applications for the Masses - NewsFactor (Fri Aug 15)
- [external] Saving MP3.com - at Motley Fool (Fri Aug 15)

More...

- By industry: Automobiles, Computer hardware, Computers, Medical/pharmaceutical, Retail, Semiconductors, Software, Telecom, Transportation

Top Stories

- Outages Seen as Minor Blip for Economy - Reuters (Fri Aug 15)
- Inflation Modest, Industry Output Strong - Reuters (Fri Aug 15)
- Stocks Edge Up on Light Volume - Reuters (Fri Aug 15)
- Utilities Struggle to Restore Power - Reuters (Fri Aug 15)

Morningstar.com

Is Management on Your Side?

Friday August 15, 7:00 am ET
By Jeremy Lopez

Dear Analyst,

As an individual investor in stocks, it's hard to know what companies to trust. What kind of things would tip me off that management isn't in my corner?

Andy C.

Despite all of the litigation and legislation to reform corporate America in recent years, plenty of questionable corporate governance is still out there. Individual investors can't always expect to meet with the management teams of Fortune 500 companies to gauge their character. But there are plenty of red flags investors can search for in publicly available SEC documents. Here are three things to look out for (trust me, the list could be longer), and where to find them:

Stock Option Chicanery

Where Found: Annual 10-K or proxy statement (listed as DEF-14A on the SEC's Edgar Web site)

In addition to firms that hand out too many options to their employees, many also engage in option repricing. That is, they initially issue employee options at one price, but because the company's stock price has since tanked, they replace the old options with new ones at a lower exercise price.

Proponents of repricing say that it limits employee turnover. But we think repricing sends the wrong message to both employees and investors. First, it dilutes the value of remaining shareholders' stock beyond what those options would normally cost investors if they were left untouched. Options are also meant to motivate employees to add value to the company so that the stock appreciates. Lowering the bar just because a company's stock has fallen defeats that purpose. Last, options are inherently a riskier form of compensation than salary. In exchange for the greater potential upside of options, employees (not investors) should bear the risk that they might end up underwater.

Not surprisingly, repricing is pretty common among technology companies because they tend to compensate the heaviest with stock options. More recent examples are Electronic Data Systems (NYSE:EDS - News), Advanced Micro Devices (NYSE:AMD - News) (more on AMD later), Apple Computer (NasdaqNM:AAPL - N[illegible] [illegible]m (NasdaqNM:BRCM - News), and Sanmina-SCI (NasdaqNM:SANM - News) [illegible] [illegible]aqNM:CIEN - News) is certainly among the worst of the bunch. It effectively repriced options twice in 2002!

Executive-Compensation Abuses
Where Found: Proxy statement

If you are a major executive of a publicly traded firm, you'd better be comfortable with the world knowing how much money you make, because it's all disclosed in the annual proxy statement. Despite the transparency, we still see plenty of abuses.

The proxy statement breaks out executive compensation into four categories: base salary, bonus, options, and "other." Comparing one company's compensation with several of its peers' can be useful because you can find out if one management team's pay is out of whack. You can also learn about how companies motivate their employees differently. Some companies, such as Linear Technology (NasdaqNM:LLTC - News), use profit sharing more than their peers, which is good because it aligns costs and management interests with company performance. Also check the section on options to see if management is pocketing the majority of company options for itself. You can find the total number of options issued in the 10-K.

It's the "other" category of compensation where you can often discover the most interesting things. Some of the more common items include 401(k) matches and insurance benefits. But firms will sometimes pay for other questionable expenses, including country club dues and financial planning fees.

The best example of compensation abuses I can think of is AMD. Jerry Sanders not only earned almost $1 million last year for being chairman (which is egregious by itself), but he has also received large bonuses two out of the past three years, and $500,000 on average over the past three years for transportation costs. Last year, $183,900 of this was for car expenses. The Mercury News recently explained why: Because Sanders lives in Southern California and works in Sunnyvale (no, they're not close), he needs two cars and two drivers. Yes, this is the same AMD that has also been a perennial laggard in the chip sector.

Poison Pills
Where Found: Proxy statement and 10-K

Poison pills, also sometimes referred to as shareholders' rights plans, allow one company to fend off an unsolicited bid to be bought by another company. A poison pill deters unsolicited bids by diluting the shares of any one investor who acquires a certain percentage of a firm's total shares outstanding. The most recent high-profile example of this was Oracle's (NasdaqNM:ORCL - News) attempt to buy out PeopleSoft (NasdaqNM:PSFT - News). Because PeopleSoft has a poison pill, Oracle not only has to convince investors to accept its bid, but also PeopleSoft's board of directors.

The issue of whether poison pills are good or bad is less clear-cut than stock-option and executive-compensation abuses—there's research that actually supports poison pills. For example, the stock of a good company can easily get beaten down in the short term for reasons out of its control. A poison pill protects investors in such a company from being taken out by a larger, mediocre one at a price well below its intrinsic value. Poison pills are also pretty common, even among great companies. Walgreen (NYSE:WAG - News) has a poison pill and claims in a recent proxy that it shares this in common with 60% of the companies in the S&P 500. Truck-maker Paccar (NasdaqNM:PCAR - News) and bond-rater Moody's (NYSE:MCO - News) are two other great companies with poison pills.

But it's the bad apples that spoil the bunch. Think about it. If I were mismanaging a firm, and its stock suffered as a result, wouldn't it be in my best interests to have something in place to protect my backside? After all, I'd probably be the first to go if the company I worked for was bought out. That's the key negative of poison pills--instead of protecting investors, they can also preserve the interests of management deadwood as well. As a capitalist, I have to believe that investors (and society overall) are best off when capital is put to better use. Poison pills, however, can hinder the efficient allocation of capital.

To sum, poison pills are definitely not in shareholders' best interest when bad management is depressing the value of an otherwise decent business. They may be more tolerable when good management is in place, but even then, investors have to consider that those good managers may not be around forever.

* More Morningstar.com
* Most-emailed articles
* Most-viewed articles

is "all about individuals who are accountable. You either have values and integ-

the SEC. The two were appointed "to give us additional financial experience and ...

should include a representative for investors with minority stakes. Such a director

pensions or stock options by some companies and the recent SEC rule requiring that mutual funds disclose proxy votes.

leaders, who generally conduct executive sessions of fellow independent directors, help craft board agendas and act as liai-

the views that aren't being fully pressed," he says.

—Carol Hymowitz

Don't Sweat It

There's nothing wrong with corporate governance that the threat of a hostile takeover couldn't fix

By Holman W. Jenkins Jr.

Are Enron, WorldCom, Tyco and Adelphia emblematic of the state of U.S. corporate governance?

Or is a better guide the fact that we have the world's strongest economy and its most dominant corporations, and that we recently endured only a mild recession after one of the longest booms in history? For that matter, against the long pattern of stock market ups and downs, even the downs of late have hardly been the stuff to cause stockbrokers to jump out windows.

The latter sometimes escapes notice. Most of the wealth wiped out in the past three years was concentrated in a handful of very large companies in the technology sector, whose stock prices merely returned to earth. Cisco, a still-thriving leader in Internet plumbing, saw half a trillion dollars in investor wealth wiped out at its lowest point—to name just one of these company corrections. As a study by McKinsey's Tim Koller recently noted, once you factor out companies whose valuations were briefly inflated in the tech bubble, it's questionable whether we've been in a bear market at all.

Behind the Pay Boom

Governance of anything tends to be adaptive and improvisational. That's true as much of corporate governance as city politics or the U.S. Congress. Let's consider today's local dissatisfaction, the remarkable explosion of chief executive compensation, which, though sometimes exaggerated, marks perhaps the most impressive feature on the corporate-governance landscape in the past 15 years.

Before complaining that you, as shareholder, didn't vote for high CEO pay, let's remember that you did—by buying shares during the long bull market pretty much in tandem with rising CEO pay. Before blaming crony boards, it's worth remembering that, by almost any standard, boards are more independent than they were 10, 20, 30 or 40 years ago. Indeed, U.S. companies are more transparent and accountable than those in

> *Little attention has been paid to reforming what economists call the market for corporate control*

almost any other country, yet the vast increase in pay happened here, not there.

Finally, before complaining that CEOs have continued to make millions from stock options in a bear market, recall that an option issued seven years ago, say, when the stock was worth $10 can't help being profitable at today's stock price of $20, even if the stock passed through $30 in between.

Corporate governance is not aimed at a platonic ideal of proportionality or sensibleness. If paying a CEO a billion dollars instead of a million dollars would raise the share price by $1, the shareholder would be rational to pay the higher wage. Because the CEO's reward is tied to the stock price, shareholders have believed, rightly or wrongly, that no matter how big the option package, the transaction was necessarily win-win.

Some of us who've followed closely the increasing arc of CEO pay believe it's no coincidence that the rise began just as courts and legislatures were erecting obstacles to hostile takeovers. This intuition has been now been endorsed in a recent issue of the University of Chicago's law journal devoted to reflections on the 20th anniversary of the invention of the "poison pill," a takeover defense adopted by hundreds of companies since it was upheld by the Delaware Chancery Court in 1985.

Contrary to expectations, takeovers didn't stop—they just stopped being hostile. Managers who might otherwise have resisted losing their jobs were brought back into line with big option packages that assured them of a personal payoff. Meanwhile, more emphasis was placed on requiring directors to act "independently" of management in evaluating a bid. These "adaptive devices," write Marcel Kahan and Edward Rock, "had the effect of transforming the pill, a potentially pernicious governance tool, into a device that is plausibly in shareholders' interest."

No adaptation can solve everything, however, and it's worth wondering in light of recent scandals if incentive pay and board independence are sufficient substitutes for the possibility of a hostile takeover.

The Disney Dilemma

Michael Eisner's remarkable achievements at Disney, it's worth noting, began because the board in 1984 was casting about for new leadership and a new strategy to fend off hostile raiders. Though Mr. Eisner built the company into a here-again powerhouse, the stock has recently fallen into a muddle once more, and this time a hostile takeover is virtually inconceivable. What's more, Mr. Eisner recently managed to use precisely the new vogue for "independent" directors to demote his most urgent critic on the Disney board.

The real problem for Disney dissidents, though, is that they were utterly at a loss to propose an alternative to Mr. Eisner's strategy and leadership. That's where the prospect of a hostile bid comes in. It at least allows the possibility of outside money doing for (or to) a company what it won't do for itself.

Corporate-governance "reform" has been on every lip lately, yet precious little attention has been paid to reforming what economists call the market for corporate control. Instead we get proposals for separating the offices of chairman and chief executive, appointing a "lead" director or recording a standard accounting charge for management's stock options—worthy initiatives at best, utterly stylistic at worst.



Aside from the odd campaign by TIAA-CREF, the big pension-fund manager, against a given company's poison pill, most "reformers," true to their basically establishment credentials, have gone along with a steady erosion of shareholders' right to expect management to entertain an unsolicited bid. Yet the problem of corporate governance has always been how to constrain and discipline management's power.

Recruiting board members to act more independently is a poor substitute for the bracing possibility that dissatisfied shareholders could turn on a dime and sell the company out from under its present leaders in a hostile action. An important negative check on management went missing when we retired the hostile takeover. Instead we were left waving ever-larger carrots in front of managements in hopes of inducing them to serve shareholder interests. Carrots are fine, but a stick is often handy, too. ■

Mr. Jenkins is a member of The Wall Street Journal's editorial board and writes the paper's weekly Business World column. He can be reached at holman.jenkins@wsj.com.

WSJ 2-14-03 A8

Article View « Back to Results Article 1 of 8 Next > Publisher Information

Mark Article Abstract , Full Text

Sealed Air's CEO Takes Holders' View of `Poison Pills'

By Paul M. Sherer. Wall Street Journal. (Eastern edition).New York: Apr 28, 1999. pg. C.1

» Jump to full text

Subjects:	Heard on the street (wsj), Corporate management, Shareholders rights, Anti takeover strategy
People:	Dunphy, T J Dermot
Companies:	Sealed Air Corp
Author(s):	By Paul M. Sherer
Article types:	News
Column Name:	*Heard on the Street*
Publication title:	Wall Street Journal. (Eastern edition). New York: Apr 28, 1999. pg. C.1
Source Type:	Newspaper
ISSN/ISBN:	00999660
ProQuest document ID:	40906793
Text Word Count	1307
Article URL:	http://gateway.proquest.com/openurl?ctx_ver=z39.88-2003&res_id=xri:pqd&rft_val_fmt=ori:fmt:kev:mtx:journal&genre=article&rft_id=xri:pqd:di

More Like This » Show Options for finding similar articles

Abstract (Article Summary)

In both ballots the company won the vast majority of votes, but the measures failed because not enough shareholders voted to cross the 80% threshhold. Now, Sealed Air is going to the well again: It is asking shareholders to approve bylaw changes at its annual meeting May 21 to end staggered directorships, let shareholders remove directors by written consent -- and strike down a clause requiring 80% of holders vote in favor for a bylaw to be changed.

"These so-called shareholder rights are designed like fishhooks" -- easy to get in, but tough to pull out of, contends T.J. Dermot Dunphy, Sealed Air's chief executive. Born in Ireland, he became a U.S. citizen in 1961 and now preaches Jeffersonian democracy. "Our theory is: Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Mr. Dunphy, 67 years old, has run Sealed Air since 1971, without the benefit of poison pills or directors' job-security devices. Investors largely have enjoyed the ride: The stock has soared 902% from 1989 through last year, more than 3.5 times the 248% return for the Standard & Poor's 500-stock index. But as part of last year's $4.9 billion merger of W.R. Grace's Cryovac division, Sealed Air inherited the three measures it is now trying to remove. Sealed Air makes high-tech packaging materials, such as the bubble wrap used to ship fragile items.

Full Text (1307 words)

Most companies fight shareholder attempts to remove "poison pills" and other devices corporate directors use to repel takeovers and keep their jobs secure.

That's what makes the experience of Sealed Air so curious. Management of the Saddle Brook, N.J., packaging company has been making the shareholder argument -- last year trying twice in vain to rid antitakeover provisions from its bylaws.

In both ballots the company won the vast majority of votes, but the measures failed because not enough shareholders voted to cross the 80% threshhold. Now, Sealed Air is going to the well again: It is asking shareholders to approve bylaw changes at its annual meeting May 21 to end staggered directorships, let shareholders remove directors by written consent -- and strike down a clause requiring 80% of holders vote in favor for a bylaw to be changed.

"These so-called shareholder rights are designed like fishhooks" -- easy to get in, but tough to pull out of, contends T.J. Dermot Dunphy, Sealed Air's chief executive. Born in Ireland, he became a U.S. citizen in 1961 and now preaches Jeffersonian democracy. "Our theory is: Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

After a wave of hostile takeovers in the 1980s, companies began adopting measures to fend off unwanted suitors. A poison pill makes an unwanted takeover prohibitively expensive by triggering a massive issuance of shares. With staggered directorships, only a portion of the board comes up for re-election each year, making it difficult for a hostile bidder to replace the board with its own representatives.

Mr. Dunphy, 67 years old, has run Sealed Air since 1971, without [illegible] poison pills or directors' job-security devices. Investors largely have enjoyed the ride: The stock has soared 902% from 1989 thr[illegible] more than 3.5 times the 248% return for the Standard & Poor's 500-stock index. But as part of last year's $4.9 billion merg[illegible]'s Cryovac division, Sealed Air inherited the three measures it is now trying to remove. Sealed Air makes high-tech packaging [illegible]

3A

Mr. Dunphy's stance is "incredibly uncommon," says Kurt Schacht, general counsel at the State of Wisconsin Investment Board. The board, known as SWIB, manages $61.5 billion in assets and has been actively pushing for better corporate governance. "They're making the shareholders' argument, and you usually don't see that from a management group," Mr. Schacht says.

He should know. SWIB last month narrowly lost a shareholder vote to force semiconductor-equipment maker Applied Materials to get shareholder approval for any revision or renewal of its poison-pill plan. Of the 74% of shares voting, about 48% voted for the SWIB proposal and about 51.4% voted against, a company spokesman says.

Applied Materials was so opposed to the measure that it repeatedly called small shareholders urging them to vote against the change, a tactic usually reserved for hotly contested hostile-takeover battles. They placed three calls to small shareholder David Lewandowski, who also happens to be a due-diligence officer for SWIB. It was the first time he'd ever been called on such an issue. Of course, he voted for the measure backed by his employer. "I figured it's a good idea, and a good career-continuance move," he quips.

It isn't just Sealed Air's antitakeover stance that sets it apart. No U.S. employees of the company have employment contracts. That includes the top executives, who also have none of the golden parachutes that handsomely pay off executives when their companies are taken over, and no guaranteed severance provisions.

"I admire their integrity," says Chris Davis, portfolio manager at Davis Selected Advisers, which owns about three million Sealed Air shares. "I think nine times out of 10 the argument that these antitakeover provisions are in the shareholder interest is absolute hypocrisy. Usually it ends up just being the management extorting a big pay package for itself at the expense of shareholders."

While investors like the company, that doesn't mean the stock is a screaming bargain. Sealed Air shares jumped earlier this month after a positive report from Morgan Stanley Dean Witter. The report said new products from Sealed Air could add $500 million to $1 billion in cumulative sales over the next five years. Though it noted that the stock trades at about twice the price/earnings ratio of its peers, the report said the premium is justified because of superior growth potential "combined with arguably the best management in the industry."

"It's a real money machine," says Hart Woodson, portfolio manager of the Gabelli Global Convertible Securities Fund. Gabelli holds both the convertible and common shares, and voted with the management last year. "We love the cash flow, we love the management. But on a valuation basis, it's not at a deep discount to what we think it should be valued at." Gabelli has a price target over a two-year time horizon of the high 60s to low 70s. In New York Stock Exchange composite trading yesterday, the shares rose $2.8125, or 5.2%, to $56.4375.

After its strong performance over the long haul, Sealed Air stumbled a bit last year. Some analysts believe the company paid a steep price for Cryovac. Certainly the company bit off a big chunk; Cryovac was twice the size of Sealed Air. In July, the company announced second-quarter earnings that fell well short of analysts' expectations and said it would cut 5% of its work force; In October the company took a $137 million charge against earnings, mostly from the merger.

"The book is still being written on the Cryovac merger, as to whether they'll be successful or not," says George L. Staphos, who covers the company for Salomon Smith Barney. "We believe they will. But 1999 is the year that they've got to put points up on the board with Cryovac."

Yesterday, Sealed Air said its first-quarter net income rose 89% on a proforma basis, with earnings per share coming in above analysts' expectations.

Ironically, last year's weak share price might have left it vulnerable to a hostile takeover attempt, though Sealed Air said it has never been the target of an unwanted advance.

In a letter to shareholders urging defeat of the SWIB measure, Applied Materials wrote that its antitakeover measures are "designed to protect stockholders by providing the Board adequate time and flexibility either to negotiate the highest possible bid from a potential acquirer or to develop alternatives that might better maximize stockholder value."

An Applied Materials spokesman declined to comment further.

Mr. Dunphy says he isn't preaching to other companies; they may have valid reasons for using antitakeover provisions, he says. But he bristles at the argument that the board -- and not investors -- should decide to sell the company.

"That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you,'" Mr. Dunphy says. "I'm a believer in Jeffersonian democracy. Power should come from the people."

Yet studies seem to show that poison pills work. In 300 transactions from 1993 to 1997 studied by J.P. Morgan, companies with pills sold at a median premium of 34.6% over the preoffer trading price, compared with 25.0% for companies without a pill.

But Mr. Dunphy challenges the studies. "Underperforming companies will necessarily be bought out at a higher premium," because the acquirer will see the underlying value that can be gained by better management," he says. For a strongly performing company, "there is no great value to be added by an acquirer."

AVERAGE VOTING RESULTS ON SIGNIFICANT U.S. CORPORATE GOVERNANCE PROPOSALS

	—2003—		—2002—	
	# of proposals	*Average vote+*	*# of proposals*	*Average vote+*
Repeal classified board (5)	38	62.7	42	61.6
Eliminate supermajority vote (1)	8	61.1	10	61.5
Redeem or vote on poison pill (5)	79	60.0	50	60.2
Vote on future golden parachutes (0)	17	54.0	19	34.9
Expense option value at time of grant (2)	64	48.1	2	29.2
Provide for cumulative voting (0)	20	34.1	19	33.2
No repricing underwater stock options (0)	1	33.0	2	41.0
Increase board diversity (2)	5	27.1	4	21.9
Independent board chairman (2)	28	25.5	3	35.8
Increase board independence (0)	3	22.1	12	30.8
Restrict executive compensation* (3)	34	16.4	8	16.0
Limit consulting by auditors (0)	28	16.1	21	28.8
Performance-based stock options (5)	55	15.6	4	19.9
Disclose executive compensation (0)	4	10.8	2	10.1
Sell company/spin off/hire investment banker (0)	2	3.2	2	13.5
Confidential voting (0)	0	--	5	59.4
Other:				
Increase key committee independence	3	20.2	7	21.4
Pension fund surplus reporting	2	24.3	5	25.9
Increase nominating committee independence (0)	0	--	6	20.4
Increase compensation committee independence (0)	0	--	2	43.1

Numbers in parentheses represent the proposals for which IRRC has not yet obtained vote tallies
+Vote as percentage of shares voted for and against, abstentions excluded
**Includes proposals to restrict executive pay, cap executive pay and link executive pay to performance*

Exhibit E

Emil Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Matthew Rose
Chairman
Burlington Northern Santa Fe (BNI)
2650 Lou Menk Drive, 2nd Floor
Fort Worth, TX 76131
Phone: (817) 333-2000
Fax: (817) 333-2377, 352-7171

Dear Mr. Rose,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310/371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Emil Rossi   Oct. 7 - 03

cc: Jeffrey R. Moreland
Corporate Secretary

The attached shareholder proposal is submitted consistent with the above letter.
Sincerely, John Chevedden   November 7, 2003

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election. Directors have discretion to set the earliest election date and in responding to shareholder votes.

I do not see how our Directors object to this proposal because it gives our Directors the flexibly to override our shareholder vote if our Directors seriously believe they have a good reason. This topic won an overall 60% yes-vote at 79 companies in 2003. I believe majority shareholder votes are a strong signal of shareholder concern.

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Diluted Stock

An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

I believe our Directors may make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill on short notice, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
7th copy for date-stamp return

December 27, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

RECEIVED
2003 DEC 29 PM 5: 11

Burlington Northern Santa Fe (BNI)
Response to No Action Request
Emil Rossi

Ladies and Gentlemen:

I do not find record of a timely company letter addressed to the undersigned asking for verification of stock ownership. There will be a further detailed response.

Sincerely,

John Chevedden
Shareholder

cc:
Emil Rossi
Matthew Rose

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th copy for date-stamp return

January 2, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Burlington Northern Santa Fe (BNI)
Response to No Action Request
Emil Rossi

Ladies and Gentlemen:

The numbers preceding the brackets below correspond to the pages of the company letter.

2] It appears that the company letter received by the undersigned on October 30, 2003 was the enclosed October 29, 2003 company letter – not the October 24, 2004 letter claimed by the company. This October 29, 2003 letter did not ask for verification of stock ownership. This letter only asked for information on shareholder proposal reference sources.

The proposal submittal letter designated the undersigned as the only contact for questions on verification of ownership and other proposal related matters.

Thus the company did not meet the 14-day deadline to ask for verification of stock holdings.

Stock ownership verification was prepared in anticipation of a company request and is still available.

3] On page 3 the company appears to have inadvertently assumed that the updated proposal timely submitted on November 7, 2003 had but one change, specifically that "overrule" was lined out and replaced with "ignore." It appears that the company inadvertently did not note that "requested" was inserted and "consistently" was deleted in the second sentence of the resolved statement.

Thus with these changes in the November 7, 2003 update it is abundantly clear that the proposal is a request.

Accordingly the company arguments on page 3, 4 and 5 which use the key words of "consistently" and "mandate" are not valid.

4] The purported current absence of a poison pill at the company has no impact on the board of directors' power to adopt a poison pill at any time without a shareholder vote at any time.

5] The source of the 60% vote was submitted with the proposal: IRRC Corporate Governance Bulletin, June – Sept. 2003. The company has no empirical support for its speculation on variations in poison pill vote results under different circumstances.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden

cc:
Emil Rossi
Matthew Rose

BNSF

JEFFREY T. WILLIAMS
Senior General Attorney

The Burlington Northern and Santa Fe Railway Company

2500 Lou Menk Drive
Fort Worth, Texas 76131
Phone: 817/352-3466
Fax: 817/352-2397

October 29, 2003

VIA UPS

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Re: Shareholder Proposal

Dear Mr. Chevedden:

In response to your letter dated October 28, 2003, regarding the information we requested that was reflected in the shareholder proposal submitted by Mr. Emil Rossi, the following are the references to the quoted text in his shareholder proposal that we do not have access to or a subscription to:

- Morningstar.com, Aug. 15, 2003;
- The Wall Street. Journal, Feb. 24, 2003;
- Mr. Dunphy's statements from The Wall Street Journal, April 28, 1999; and
- IRRC Corporate Governance Bulletin, June – Sept. 2003.

Your assistance in providing these would be appreciated. Thank you.

Very truly yours,

Jeffrey T. Williams

Jeffrey T. Williams
Senior General Attorney

cc: Mr. Emil Rossi
Mr. Jeffrey R. Moreland

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election. Directors have discretion to set the earliest election date and in responding to shareholder votes.

I do not see how our Directors object to this proposal because it gives our Directors the flexibly to ~~overrule~~ our shareholder vote if our Directors seriously believe they have a good reason. This topic won an overall 60% yes-vote at 79 companies in 2003. I believe majority shareholder votes are a strong signal of shareholder concern.

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Diluted Stock

An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

I believe our Directors may make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill on short notice, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

BNSF

JEFFREY T. WILLIAMS
Senior General Attorney

The Burlington Northern and Santa Fe Railway Company

2500 Lou Menk Drive
Fort Worth, Texas 76131
Phone: 817/352-3466
Fax: 817/352-2397

File copy

October 24, 2003

VIA UPS

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Re: Shareholder Proposal

Dear Mr. Chevedden:

I am responding to the letter of Mr. Emil Rossi dated October 7, 2003, and received on October 13, 2003, to Burlington Northern Santa Fe Corporation (the "Company"). In his letter, Mr. Rossi indicated that you have been granted authority to act on Mr. Rossi's "behalf in shareholder matters, including [the] shareholder proposal" he included with his letter. This is to notify you, and Mr. Rossi, that Mr. Rossi has not satisfied the eligibility requirements explained in the answer to Question 2 to Securities and Exchange Commission ("SEC") Rule 14a-8 under the Securities Exchange Act of 1934.

Rule 14a-8(b) requires that to be eligible to submit a proposal that "you must have continuously held at least $2,000 in market value" of the Company's common stock "for at least one year by the date you submit your proposal." Evidence of this ownership might include, for example, a written statement from the record holder of your securities (usually a broker or a bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. The rule also requires you to submit a written statement asserting that you intend to continue ownership of your common stock through the date on which the Company's 2004 annual meeting of shareholders is held. Examination of our transfer agent's records do not demonstrate the requisite ownership for the shareholder proposal. Please provide us with such documentary support, postmarked or transmitted electronically, no later than 14 days from the date you receive this notification in order for your proposal to be eligible for inclusion in the Company's proxy materials.

In addition, Mr. Rossi, in his letter offered to provide the documents that support the statements made in the shareholder proposal and supporting statement. We have not been able to track these down and request that you provide those documents to us as soon as possible.

Thank you.

Very truly yours,

Jeffrey T. Williams

Jeffrey T. Williams
Senior General Attorney

cc: Mr. Emil Rossi
Mr. Jeffrey R. Moreland

United Parcel Service

DELIVERY NOTIFICATION

Dear Customer,

This is in response to your request for delivery information concerning the shipment listed below.

Tracking Number: 1Z W71 5X1 01 9103 270 9
Service Type: NEXT DAY AIR
Shipped or Billed on: Oct 24, 2003
Delivered on: Oct 27, 2003 10:06 A.M.
Delivered to: REDONDO BEACH, CA, US
Signed by: CHEVEDEN
Location: RESIDENTIAL

Thank you for giving us this opportunity to serve you.

Sincerely,
United Parcel Service

Tracking results provided by UPS: Nov 11, 2003 11:27 A.M. Eastern Time (USA)

UPS United States UPS Global Site Guide

Home | About UPS | Contact UPS Business Solutions

Shipping Tracking Resources

Tracking

- Track by Tracking Number
- Track by Reference Number
- Import Tracking Numbers
- Track by E-mail
- Get Quantum View Files
- Request Quantum View Notify
- Void a Shipment
- Help

Welcome, Tina M. Mailhos | Logout My UPS Address Book

Track by Tracking Number

View Tracking Summary

To see a detailed report for each package, please select the "Detail" link.

Tired of Re-Typing Tracking Numbers?
Select "Save Tracking Numbers" to easily track packages in the future.
Save Tracking Numbers

	Status	Delivery Information
1. 1Z W71 5X1 01 9103 270 9 Detail	Delivered	Delivered on: Oct 27, 2003 10:06 A.M. Delivered to: REDONDO BEACH, CA, US Signed by: CHEVEDEN Service Type: NEXT DAY AIR

Tracking results provided by UPS: Nov 11, 2003 11:26 A.M. Eastern Time (USA)

NOTICE: UPS authorizes you to use UPS tracking systems solely to track shipments tendered by or for you to UPS for delivery and for no other purpose. Any other use of UPS tracking systems and information is strictly prohibited.

Back to Top

Home | Shipping | Tracking | Resources | Business Solutions | About UPS | Contact UPS | My UPS | Address Book | Site Guide
UPS Global | UPS Corporate

UPS United States UPS Global | Site Guide

Home | About UPS | Contact UPS | Business Solutions

Shipping | Tracking | Resources

Tracking

- → Track by Tracking Number
- → Track by Reference Number
- → Import Tracking Numbers
- → Track by E-mail
- → Get Quantum View Files
- → Request Quantum View Notify
- → Void a Shipment
- → Help

Your Printer. Your Labels. Your Shipping Solution.

UPS Internet Shipping

Welcome, Tina M. Mailhos | Logout

My UPS | Address Book

Track by Tracking Number

View Details

To view Proof of Delivery, please select the link.

Status:	Delivered Proof of Delivery
Delivered on:	Oct 27, 2003 10:06 A.M.
Signed by:	CHEVEDEN
Location:	RESIDENTIAL
Delivered to:	REDONDO BEACH, CA, US
Shipped or Billed on:	Oct 24, 2003
Tracking Number:	1Z W71 5X1 01 9103 270 9
Service Type:	NEXT DAY AIR

Information and services provided to My UPS users.

Have problems or questions about your package?
If you have questions about one of your packages, you can find more information with this special UPS service.
→ Request More Information

Package Progress:

Oct 27, 2003	10:06 A.M.	GARDENA, CA, US	DELIVERY
	5:27 A.M.	GARDENA, CA, US	OUT FOR DELIVERY
	5:26 A.M.	GARDENA, CA, US	ARRIVAL SCAN
	3:56 A.M.	ONTARIO, CA, US	DEPARTURE SCAN
Oct 26, 2003	[illegible]	ONTARIO, CA, US	ARRIVAL SCAN
Oct 25, 2003	5:50 P.M.	DALLAS/FT. WORTH A/P, TX, US	DEPARTURE SCAN
Oct 24, 2003	[illegible]	DALLAS/FT. WORTH A/P, TX, US	ARRIVAL SCAN
	[illegible]	FORT WORTH, TX, US	DEPARTURE SCAN
	[illegible]	FORT WORTH, TX, US	ORIGIN SCAN
	[illegible]	US	BILLING INFORMATION RECEIVED

Tracking results provided by UPS: Nov 11, 2003 11:27 A.M. Eastern Time (USA)

NOTICE: UPS authorizes you to use UPS tracking systems solely to track shipments tendered by or for you to UPS for delivery and for no other purpose. Any other use of UPS tracking systems and information is strictly prohibited.

← Back to Tracking Summary

↑ Back to Top

Home | Shipping | Tracking | Resources | Business Solutions | About UPS | Contact UPS | My UPS | Address Book | Site Guide
UPS Global | UPS Corporate

Copy Scholi

United Parcel Service

Shipment Receipt

(Keep this for your records.)

Transaction Date 24 Oct 2003

Address Information

Ship To:	Shipper:	Ship From:
MR. JOHN CHEVEDDEN	BNSF	BNSF
MR. JOHN CHEVEDDEN	JEFFREY T. WILLIAMS	SHERRI SPORTS
3103717872	8173522380	8173522380
2215 NELSON AVENUE, NO. 205	2500 LOU MENCK	2500 LOU MENCK
REDONDO BEACH CA 90278-2453	AOB-3	AOB-3
	LAW	LAW
	FORT WORTH TX 76131	FORT WORTH TX 76131

Shipment Information

Service:	UPS Next Day Air
*Guaranteed By:	10:30 A.M., Mon, 27 Oct, 2003

Shipping: **16.24

Package Information

Package 1 of 1

Tracking Number:	1ZW715X10191032709
Package Type:	UPS Letter
Actual Weight:	Letter
Billable Weight:	Letter

Billing Information

Payment Method:	Bill Sender: W715X1	
Total:	**All currencies in USD**	**16.24

Note: The displayed rate is for reference purposes and does not include applicable taxes.

* For delivery and guarantee information, see the UPS Service Guide. To speak to a customer service representative, call 1-800-PICK-UPS for domestic services and 1-800-782-7892 for international services.

** Rate includes a fuel surcharge.

Responsibility for Loss or Damage

Unless a greater value is recorded in the insured value field as appropriate for the UPS shipping system used, the shipper agrees that the released value of each package covered by this receipt is no greater than $100, which is a reasonable value under the circumstances surrounding the transportation. UPS does not accept for transportation and shipper's requesting service through the Internet are prohibited from shipping packages with a value of more than $50,000. The maximum liability per package assumed by UPS shall not exceed $100, regardless of the purchase of insurance for protection in excess of $100. The maximum liability per package assumed by the applicable insurance company shall not exceed $50,000 (less $100). Claims not made within nine months after delivery of the package (six months for international shipments), or in the case of failure to make delivery, nine months after a reasonable time for delivery has elapsed (six months for international shipments), shall be deemed waived. The entry of a C.O.D. amount is not a declaration of value for insurance purposes. All checks or other negotiable instruments tendered in payment of C.O.D.'s will be accepted by UPS at shipper's risk. UPS shall not be liable for any special, incidental, or consequential damages.

All shipments are subject to the terms and conditions contained in the UPS Tariff and the UPS Terms and Conditions of Service, which can be found at www.ups.com.

UPS Records

Facsimile Transmittal

Burlington Northern Santa Fe Corporation
The Burlington Northern and Santa Fe Railway Company
Law Department
Jeffrey T. Williams
Senior General Attorney
P.O. Box 961039
2500 Lou Menk Drive
Fort Worth, TX 76131-2828
Telephone: (817) 352-3466
Fax: (817) 352-2397

To: Perry Hindin, Securities and Exchange Commission

Fax No.: 202-942-9528

Phone No.: 202-942-2822

Number of pages to follow:

Message: Attached is documentation evidencing UPS delivery of letter to John Chevedden referenced as Exhibit B to Burlington Northern Santa Fe Corporation's no-action request letter dated December 15, 2003.

IF YOU DO NOT RECEIVE ALL PAGES, PLEASE CALL TINA MAILHOS (817) 352-2355

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 9, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Burlington Northern Santa Fe Corporation
Incoming letter dated December 15, 2003

The proposal relates to poison pill plans.

There appears to be some basis for your view that BNSF may exclude the proposal under rule 14a-8(f). We note your representation that the proponent appears not to have responded to BNSF's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if BNSF omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which BNSF relies.

Sincerely,

Grace K. Lee
Special Counsel